RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2013

Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated November 6, 2013, includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three and nine months ended September 30, 2013. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2012 and the accompanying MD&A for the year ended December 31, 2012. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other land packages in Nevada and Utah, USA. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“2011 PEA” means the Preliminary Economic Assessment contained in the National Instrument 43-101 technical report filed on SEDAR on August 11, 2011.

“F2 Gold System” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (“m”) (3,937 ft) and a depth extent of 1,650 m (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“New PEA” means the new preliminary economic assessment contained in the National Instrument 43-101 technical report filed on SEDAR on August 9, 2013.1

“Phoenix Gold Project” means project activities associated with the Phoenix Gold Property.

1 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres (“km”) north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

HIGHLIGHTS

Phoenix Gold Project - Development Highlights

Phoenix Gold Project development milestones achieved as at September 30, 2013 include:

•
Total shaft depth was 700 m. The 685-metre level loading pocket excavation and conveyor drift stub was completed and shaft sinking is continuing with the next planned activity being completion of sinking for this phase at a depth of 730 m.

•
Lateral development was initiated on 122-metre and 305-metre levels to provide access for the permanent ventilation system. All generated waste is being stored internally in existing openings so as not to affect the shaft sinking schedule.

•	Work continued on concrete foundations for significant mill equipment located outside of the confines of the enclosed in mill building.

•	Work continued in the old mill building in preparation for the engineering design of the water treatment plant.

•
Work commenced on earthworks required to establish the tailings management facility (“TMF”) and perimeter collection ditching required to allow start-up of future mining activities in compliance with legislated permits.

•	The main components of the semi-autogenous (“SAG”) and ball mill were received on site.

Construction and development update and plans:

Construction activity on the Phoenix Gold Project continues to progress toward potential production.  The Company has completed the construction of a 200-man camp and has received the SAG and ball mills.  Shaft development is nearing completion to a depth of 730 metres below surface.  The initial phase of the TMF is also nearing completion.  Mill construction is continuing however some activities in the mill have been deferred to preserve the Company’s balance sheet which contains $100 million of cash and cash investments as of September 30, 2013.  As of October 31, 2013 the capital cost estimate to complete the Phoenix Gold Project is approximately $210 million, on a go-forward basis.  The Company is currently in the process of evaluating financing alternatives and plans to resume full mill construction activity once financing has been secured.  The target for the commencement of potential production is in the first quarter of 2015.

Drilling and Exploration

No exploration drilling was carried out during the first three quarters of 2013 as the Company focused on extending the depth of the shaft. Underground drilling is expected to commence in early 2014, after shaft sinking and excavation of required underground access has been completed. Future drilling is expected to focus on infill and delineation drilling associated with the recent mineral resource estimate update.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

Details of drilling results are available on the Company’s web site at www.rubiconminerals.com. Gold mineralization has now been intersected over an interpreted strike length of 1,243 m and to a vertical depth of 1,650 m and remains open along strike and at depth.

Updated Mineral Resource Estimate

Rubicon commissioned SRK Consulting (Canada) Inc. (“SRK”) to conduct an updated mineral resource estimate and optimization studies.  The updated mineral resource was completed as part of the New PEA2 and is discussed under the heading “The New PEA” below.  The updated mineral resource estimate includes approximately 116,000 m of core drilling completed since Q2 of 2011, approximately 90% of which was infill drilling of known areas.

The New PEA2

On June 25, 2013 the Company announced positive results and highlights from the New PEA2 and updated mineral resource estimate completed by SRK for the F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the New PEA2 was filed SEDAR on August 9, 2013 in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The report can be viewed at www.sedar.com, www.sec.gov/edgar.shtml and the Company’s website at www.rubiconminerals.com. The summary below does not take into account the recently initiated review by the Company of planned construction schedules in light of current market conditions.

New PEA Cautionary Statements

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred mineral resources will be converted to the measured and indicated categories, that the indicated mineral resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The quantity and grade of reported inferred mineral resources in the New PEA and this MD&A are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Readers are cautioned that the projected mining method, potential production profile and plan and mine plan referred to in the New PEA and this MD&A are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability.  There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

2 See New PEA Cautionary Statements this page

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

The New PEA3 Highlights:

•
On a go-forward basis, the Phoenix Gold Project base case demonstrates an after-tax internal rate of return4 (“IRR”) of 27.0% and a 5% discounted after-tax net present value4 (“NPV”) of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;

•	Total life of potential mine (“LOM”) projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan3;

•	Average annual projected gold production of 165,300 ounces, expected to peak at 242,000 ounces in year 2022;

•	The primary projected mining method5 is intended to be longhole stoping (“longhole”); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;

•	Average grade of mill feed is 8.1 grams of gold per tonne (“g/t Au”) at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;

•
Average LOM cash operating cost6 is $629 per recovered ounce or $151 per tonne; including a 1.5% royalty7 the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;

•	Average LOM all-in sustaining cash costs8 are $845 per ounce or $203 per tonne;

•	Average annual post-tax cash flow from operations is $69.0 million;

•	On a go-forward basis, pre-production capital expenditure is $224.0 million (including a 20% contingency)9; and

•	Average daily LOM throughput is approximately 1,900 tonnes per day (“tpd”).

 3      See New Pea Cautionary Statements page 4
4
Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a $CDN/$USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013)

5
Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a $CDN/$USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013)

6	Cash operating costs include mining and development costs only and exclude royalties, all capital costs, exploration and corporate overheads

7	Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns on the Phoenix Gold Project water claims for US$675,000

8
All-in sustaining cash costs include operating costs, royalties, and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs

9	The Company had working capital totalling $118.0 million

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

The Company believes the new proposed mining methods considered in the New PEA10 will most efficiently exploit the F2 deposit. The implementation of the new proposed methods will, however, increase the capital cost of developing the Project. When the May 31, 2013 working capital of $118 million is taken into account, there is a shortfall in required project capital of approximately $106 million excluding other working capital needs.

Updated Phoenix Gold Project Mineral Resource Estimate Highlights10:

•	Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;

•	Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);

•	Reported inferred mineral resources10 of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t Au using a 4.0 g/t Au cut-off grade; and

•	Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

Additional information regarding the New PEA10 and updated Phoenix Gold Project mineral resource estimate is available in the technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario”, filed on August 9th, 2013 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and available on the Company’s website at www.rubiconminerals.com.

Recommendation from SRK and Continuing Studies

SRK has determined that the results of the New PEA10 support the continued advancement of the Phoenix Gold Project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the New PEA10.

Planned construction schedules are being reviewed in light of current market conditions.

Aboriginal Consultations

Consultations are ongoing with local First Nation and Métis communities. In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the Company’s Production Closure Plan. The Company is vigorously defending its Production Closure Plan. This application has not affected any construction or development activity at the Phoenix Gold Project.

10 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

West Kirkland Mining Inc. (“West Kirkland”) holds an option over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years. West Kirkland completed its first year commitment of US$2 million of exploration in 2012. On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year. In consideration of the current market conditions, on October 16, 2013 Rubicon granted West Kirkland Mining a 1 year deferral of the annual earn-in expenditure commitments in exchange for 1,000,000 shares of West Kirkland Mining (subject to Exchange approval). West Kirkland has advised that they have spent $US 0.9 million of the $US 3 million year 2 earn-in expenditures which are to be completed by Dec 31, 2014 (revised year 2 commitment date).

Corporate Developments

The Company appointed Nick Nikolakakis to the position of Vice President and Chief Financial Officer as of October 7, 2013.  Mr. Nikolakakis has over 18 years of corporate finance, accounting and senior management experience in the mining sector and was the former Chief Financial Officer of Rainy River Resources.  Mr. Nikolakakis has also held senior management positions at Barrick Gold Corporation, Placer Dome, and North American Palladium.  Mr. Nikolakakis holds an Applied Science degree in Geological Engineering from the University of Waterloo, and a Master of Business Administration from University of Western Ontario.  Mr. Nikolakakis takes over from Bob Lewis who has decided to pursue other opportunities.  Mr. Lewis will stay on with the Company for an interim period to assist Mr. Nikolakakis with the transition.

Qualified Persons and Quality Assurance

Phoenix Gold Project exploration drill programs and all related drill data forming the basis of the resource update were supervised and verified by Terry Bursey, P.Geo., Regional Exploration Manager for Rubicon, through 2011 and by Matthew Wunder, P.Geo., Vice President Exploration for Rubicon, from January 2012 to present. Both are Qualified Persons under the definition of NI 43-101. Drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

The content of this MD&A relating to the New PEA11 has been read and approved by SRK staff including Mr. Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), Mr. Dan Hewitt, P. Eng., Principal Consultant (Mining) and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and by Mr. Pierre Roy, ing., P. Eng., of Soutex Inc., all independent Qualified Persons as defined by NI 43-101. Exploration drill programs and all related drill data forming the basis of the inferred and indicated mineral resource estimate in the New PEA11 and described in this MD&A were supervised and verified by Terry Bursey, P.Geo., Regional Exploration Manager for Rubicon, through 2011 and Matthew Wunder, P.Geo., Vice President Exploration for Rubicon, from January 2012 to present. The New PEA11 was prepared by SRK with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared New PEA11, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by, Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 12, 2013, for the year ended December 31, 2012, on file at www.sedar.com and www.sec.gov/edgar.shtml.

OPERATING RESULTS

Three Months ended September 30, 2013 compared to the Three Months ended September 30, 2012

For the three months ended September 30, 2013, the Company had a net loss of $3.04 million and a net loss per share of $0.01 compared to a net loss of $3.50 million and a net loss per share of $0.01 in the three months ended September 30, 2012, a decreased loss of $0.46 million. During the three months ended September 30, 2013, the Company recorded other comprehensive income of $0.11 million compared to other comprehensive income of $0.68 million in the prior comparative period. Comprehensive loss (the total of net loss and other comprehensive loss) for the three months ended September 30, 2013 is $2.93 million compared to a comprehensive loss of $2.83 million in the prior comparative period, an increase in comprehensive loss of $0.10 million.

11 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

Significant factors in line items that caused the change in net loss were as follows:

•	Salaries and benefits were lower by $0.11 million due to a decrease in the number of executive positions within the Company in the current period.
•
Share-based compensation costs decreased by $0.49 million as the number of unvested options in the current period decreased significantly as compared to the three months ended September 30, 2012.  Furthermore, the liability relating to the stock appreciation rights decreased by $0.34 million due to a decline in the Company’s share price.

•
Interest and other income decreased by $0.31 million during the three months ended September 30, 2013 due to lower balances of invested cash due to expenditures made in the preceding 12 months on the Phoenix Gold Project.

Nine Months ended September 30, 2013 compared to the Nine Months ended September 30, 2012

For the nine months ended September 30, 2013, the Company had a net loss of $6.10 million and a net loss per share of $0.02 compared to a net loss of $7.39 million and a net loss per share of $0.03 in the nine months ended September 30, 2012, a decreased loss of $1.29 million.  Other comprehensive loss for the period was $0.03 million compared to other comprehensive income of $0.97 million for the prior comparative period; a decrease of $1.0 million. Comprehensive loss was $6.13 million for the nine months ended September 30, 2013 and $6.42 million for the nine months ended September 30, 2012, a decrease of $0.29 million.

Significant factors in line items that caused the change in net loss for the nine months ended September 30, 2013 were as follows:

•	Salaries and benefits were lower by $0.19 million due to a decrease in the number of executive positions within the Company in the current 9 month period.

•
Share-based compensation costs decreased by $2.10 million compared to the nine months ended September 30, 2012 as the number of options issued in the current period was reduced significantly compared to the prior comparative period.

The decreased salaries and share-based compensation costs were offset by the following line items:

•
Consulting and professional fees increased by $0.15 million as a result of professional service costs incurred by the Company to support the New PEA and increased scope of its operations in the current period.

•
General and administrative costs increased by $0.27 million compared to the prior year primarily due to increased travel costs and administrative costs as a result of growth in the Company’s operations.

•	Option payments received in excess of property costs decreased by $0.57 million as a result of the decreased activity in the junior mining sector.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to September 30, 2013
July 28, 2011 Agnico-Eagle Private Placement
• $70 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	• $52 million had been expended, as committed, on the Phoenix Gold Project, to September 30, 2013. The Company expects to use the balance of the proceeds in future periods as previously disclosed.
February 29, 2012 Public Offering
• $192 million net proceeds. $181 million for development of the Phoenix Gold project. $11 million was for exploration and general working capital.	• $131 million has been expended, as committed, on the Phoenix Gold Project, to September 30, 2013.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars.

	2013 Third Quarter		2013 Second Quarter		2013 First Quarter		2012 Fourth Quarter		2012 Third Quarter		2012 Second Quarter		2012 First Quarter		2011 Fourth Quarter
	$		$		$		$		$		$		$		$
Interest and other income		371		506		586		676		684		632		242		14
(Gain) loss on sale of investments		(2)		-		7		-		122		16		1		120
Net loss		3,038		1,450		1,613		2,976		3,504		2,313		1,574		16,621
Basic and fully diluted net loss per share		0.01		0.01		0.01		0.01		0.01		0.01		0.01		0.06

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased office administration costs to support an expanding exploration and development program. In the fourth quarter of 2011 the write-off of the Company’s Alaska asset caused an unusually large loss. Other factors generally causing significant variations in results between quarters include share-based compensation, gain or loss on sale of investments and option payments received in excess of property costs. These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $83.0 million at September 30, 2013 compared to $157.6 million at December 31, 2012. Working capital decreased in the nine months ended September 30, 2013 by $74.6 million, primarily due to capital and development expenditures on the Phoenix Gold Project.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

The New PEA12 estimated that the Company will need to spend an additional $224 million in project capital expenditures before production will be achieved.  As previously noted, at the time of the PEA12, the Company had approximately $118 million in working capital, indicating a project funding need of approximately $106 million at that time. Additional funding beyond the $106 million will also be needed to fund the Company’s overhead or other initiatives outside of the Phoenix Gold Project and for general working capital.

As previously noted, as of October 31, 2013 the capital cost estimate to complete the Phoenix Gold Project is approximately $210 million, on a go-forward basis.

CASH FLOWS

Three Months ended September 30, 2013 compared to the Three Months ended September 30, 2012

For the three months ended September 30, 2013, the Company had net cash outflows of $10.1 million compared to net cash outflows of $26.8 million in the prior year’s comparative period, an outflow decrease of $16.7 million.  Guaranteed investment certificates carried over fixed terms greater than 90 days matured during the three months ended September 30, 2013 contributing to the overall drop in net cash outflows.

Operating Activities

Net cash used in operating activities was $2.0 million for the three months ended September 30, 2013 and $0.7 million for the comparative period, representing an increase in net cash used of $1.3 million. The increase relates mainly to a decrease in accounts payable balances related to timing of payments and interest received on matured temporary investments during the period.

Investing Activities

Investing activities decreased the Company’s net cash by $8.3 million for the three months ended September 30, 2013, compared to a decrease of net cash of $26.3 million for the three months ended September 30, 2012, a difference between periods of $18.0 million. Increased expenditures on property, plant and equipment were offset by the temporary investments maturing in the three months ended September 30, 2013 and a reduction in exploration and evaluation expenditures as compared to the three months ended September 30, 2012.

Financing Activities

Financing activities provided $0.2 million of cash in the three months ended September 30, 2013 as compared to $0.1 million during the three months ended September 30, 2012.  The difference represents the increase in common shares issued from exercised options over the comparative period.

Nine Months ended September 30, 2013 compared to the Nine Months ended September 30, 2012

For the nine months ended September 30, 2013, the Company had net cash inflows of $39.3 million compared to net cash inflows of $87.9 million in the nine months ended September 30, 2012.  The higher net cash inflow in the comparative period is due to the bought deal equity financing of $191.7 million that closed in February of 2012. The financing was offset by the purchase of guaranteed investment certificates and treasury bills in the nine months ended September 30, 2012.

12 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

Operating Activities

Net cash used in operating activities was $5.3 million for the nine months ended September 30, 2013 compared to net cash used of $2.5 million in the nine months ended September 30, 2012. The $2.8 million increase in net cash usage relates to payments made earlier in the current period to reduce the accounts payable balance.

Investing Activities

The Company’s net cash was increased by $43.6 million through investing activities during the nine months ended September 30, 2013 compared to a decrease in net cash of $102.3 million during the nine months ended September 30, 2012. The difference of $145.9 million is primarily attributable to the $109.5 million net proceeds from longer term guaranteed investment certificates maturing in the current period compared to net increases in longer term GIC’s investments of $44.3 million in the prior year.

Financing Activities

Net cash from financing activities was $1.0 million during the nine months ended September 30, 2013 compared to $192.7 million in the nine months ended September 30, 2012.  The decrease of $191.7 million primarily relates to the proceeds received from the bought deal equity financing during the nine months ended September 30, 2012.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies are described in notes 2(o) to the annual consolidated financial statements for the year ended December 31, 2012 and current fair values by category are found in note 3 to the September 30, 2013 consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

COMMITMENTS

At September 30, 2013, the Company has the following lease, rental and contractual commitments:

	September 30, 2013	December 31, 2012
Less than 1 year	$8,374	$12,049
Between 1 and 3 years	296	73
	$8,670	$12,122

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services. For the three and nine months ended September 30, 2013, the Company incurred legal fees with this firm of $0.5 million and $1.2 million (2012 - $0.6 million and $1.7 million), which are recorded within consulting and professional fees and in 2012 were also included in share issue costs in the Company’s financial statements. As at September 30, 2013, this law firm was owed $0.4 million (2012 - $0.1 million). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in note 2 of the December 31, 2012 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

The most significant judgment made by management in preparing the Company’s financial statements is described as follows:

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These Changes were made in accordance with the applicable transitional provisions.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

OUTSTANDING SHARE DATA

As at November 6, 2013, the Company had the following common shares and stock options outstanding:

Common shares	288,814,103
Stock options*	15,410,230
Fully diluted share capital	304,224,333

*  Each option entitles the holder to acquire one common share of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company's internal control over financial reporting during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, difficult ground conditions, unavailability of parts and supplies, labour disturbances, disturbances by Aboriginal communities, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New PEA will be realized; that Rubicon will be able to obtain additional financing for its development, construction, or other needs; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA and other disclosure by Rubicon. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may have to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The New PEA is a technical report under NI 43-101, was prepared by SRK with metallurgical and processing contributions from Soutex Inc., and has an effective date of June 25, 2013.

Forward-looking statements in this MD&A include, but are not limited to statements regarding estimates of mineral resources, estimates of gold grades and ounces, estimates of costs, estimates of mine development and production, estimates of economic potential and returns, the potential result of current negotiations of different funding alternatives, and estimated timelines. The Company believes that the new methods being considered in the New PEA will most efficiently exploit the F2 deposit. However, the implementation of the new methods will increase the capital cost of developing the Phoenix Gold Project. Management is in negotiations regarding various funding alternatives and plans to continue evaluating such alternatives, to address the increase in the capital cost of the Phoenix Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities due to poor ground conditions or other factors. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Forward-looking statements contained herein are made as of the date of this MD&A and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

It is important to note that the information provided in the New PEA is preliminary in nature. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This MD&A uses the terms "indicated mineral resources" and "inferred resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred" or "indicated mineral resource" will ever be upgraded to a higher category.

Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2013
(tabular dollar amounts in thousands, except per share)

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A on behalf of the Board of Directors.